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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CVR REFINING, LP
(Name of Subject Company (Issuer))

CVR ENERGY, INC.
IEP ENERGY LLC
IEP ENERGY HOLDING LLC
AMERICAN ENTERTAINMENT PROPERTIES CORP.
ICAHN BUILDING LLC
ICAHN ENTERPRISES HOLDINGS L.P.
ICAHN ENTERPRISES G.P. INC.
BECKTON CORP.
CARL C. ICAHN
(Name of Filing Persons (Offerors))

Common Units
(Title of Class of Securities)

12663P107
(CUSIP Number of Class of Securities)

John R. Walter
Executive Vice President, General Counsel and Secretary
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479
(281) 207-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Julie Allen, Esq.
Proskauer Rose LLP
11 Times Square
New York, NY 10036
(212) 969-3155

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$795,843,735	$99,082.55

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the market value of the common units of CVR Refining, LP to be received by CVR Energy, Inc. in the exchange offer and was calculated as the product of (i) 37,154,236 common units of CVR Refining, LP, which is the maximum number of common units that may be exchanged pursuant to the exchange offer, and (ii) the average of the high and low sales prices of common units of CVR Refining, LP as reported on the New York Stock Exchange on May 25, 2008 ($21.42).

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2018 equals $124.50 per $1,000,000 of the aggregate value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,082.55	Filing Party: CVR Energy, Inc.
Form or Registration No.: Form S-4	Date Filed: May 29, 2018
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 29, 2018 (as it may be amended and supplemented from time to time, the "Schedule TO") and relates to the offer by CVR Energy, Inc. ("CVR Energy") to exchange up to 37,154,236 common units (the "common units") of CVR Refining, LP ("CVR Refining") in exchange for shares of CVR Energy common stock at an exchange ratio of one common unit for 0.6335 shares of CVR Energy common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in the preliminary prospectus/offer to exchange, dated May 29, 2018 (as it may be amended or supplemented from time to time, the "prospectus/offer to exchange") and in the accompanying letter of transmittal (the "Letter of Transmittal" which, together with the prospectus/offer to exchange, as each may be amended or supplemented from time to time, collectively constitute the "offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(4) and (a)(1)(A), respectively.

        CVR Energy has filed with the SEC a Registration Statement on Form S-4 dated May 29, 2018, of which the prospectus/offer to exchange forms a part, relating to the offer (the "Registration Statement on Form S-4"). The Schedule TO and all the information set forth in the prospectus/offer to exchange, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the prospectus/offer to exchange that is amended and supplemented herein. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the prospectus/offer to exchange.

Item 10.    Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

        (a)   The information set forth in "Comparative Historical Per Share or Unit Data" and "Selected Historical Consolidated Financial Data of CVR Energy" of the prospectus/offer to exchange is incorporated herein by reference. The audited financial statements of CVR Energy as of and for the years ended December 31, 2017 and December 31, 2016 are incorporated by reference herein to the consolidated financial statements of CVR Energy included as Item 8 to CVR Energy's Annual Report on Form 10-K filed with the SEC on February 26, 2018. The unaudited financial statements of CVR Energy as of and for the three months ended March 31, 2018 are incorporated by reference herein to Item 1 of Part I of CVR Energy's Quarterly Report on Form 10-Q for the three months ended March 31, 2018 filed with the SEC on April 27, 2018.

        (b)   The information set forth in "Comparative Historical Per Share or Unit Data" and "Pro Forma Financial Data" of the prospectus/offer to exchange is incorporated herein by reference.

        (c)   The following is historical summarized financial information of CVR Energy as of and for the three months ended March 31, 2018 and year ended December 31, 2017, which has been derived from the respective financial statements of CVR Energy incorporated by reference herein:

	As of and for three months ended March 31, 2018	As of and for year ended December 31, 2017
	(in millions, except per share amounts)
Consolidated Balance Sheet Data
Current assets	$1,147.1	$1,094.2
Noncurrent assets	2,676.2	2,712.5
Current liabilities	522.3	543.7
Noncurrent liabilities	1,559.4	1,559.0
Total CVR Energy stockholders' equity	941.6	918.8
Noncontrolling interest	800.0	785.2
Total equity	1,741.6	1,704.0
Book value per share	$20.06	N/A
Consolidated statement of operations data
Net sales	$1,536.5	$5,988.4
Cost of sales	1,419.3	5,685.7
Total operating costs and expenses	1,446.0	5,810.6
Operating income	90.5	177.8
Net income	103.6	216.9
Net income attributable to CVR Energy stockholders	66.2	234.4
Basic and diluted earnings per share	$0.76	$2.70

        The following summarized pro forma financial information of CVR Energy as of and for the three months ended March 31, 2018 and year ended December 31, 2017 is included in the prospectus/offer to exchange and gives effect to the exchange and the dividend declared on May 29, 2018. The pro forma effects for the declared dividend assume it was declared and paid on March 31, 2018 for balance sheet purposes and January 1, 2017 for income statement purposes.

As of March 31, 2018
Pro forma consolidated balance sheet data
Current assets	$1,074.8
Noncurrent liabilities	1,486.5
Total CVR Energy stockholders' equity	1,077.3
Noncontrolling interest	665.0
Total equity	1,742.3
Book value per share	$18.09

	Three months ended March 31, 2018	Year ended December 31, 2017
	(in millions, except per share amounts)
Pro forma consolidated statement of operations data
Net income	$99.1	$213.3
Net income attributable to CVR Energy stockholders	76.6	239.9
Basic and diluted earnings per share	$0.80	$2.49

        The summarized historical and pro forma financial information above should be read in conjunction with CVR Energy's consolidated financial statements and their accompanying notes that are incorporated by reference herein. See "Where You Can Find More Information" in the prospectus/offer to exchange.

Item 12.    Exhibits.

        Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

(a)(5)(B)	Annual Report on Form 10-K of CVR Energy, Inc. for the fiscal year ended December 31, 2017 (filed with the SEC on February 26, 2018 and incorporated herein by reference)
(a)(5)(C)	Quarterly Report on Form 10-Q of CVR Energy, Inc. for the three months ended March 31, 2018 (filed with the SEC on April 27, 2018 and incorporated herein by reference)

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CVR ENERGY, INC.
By:	/s/ DAVID L. LAMP
Name:	David L. Lamp
Title:	President and Chief Executive Officer

IEP ENERGY LLC By: IEP Energy Holding LLC By: American Entertainment Properties Corp., its sole member
By:	/s/ SUNGHWAN CHO Name: SungHwan Cho Title: Chief Financial Officer

IEP ENERGY HOLDING LLC By: American Entertainment Properties Corp., its sole member
By:	/s/ SUNGHWAN CHO Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.
By:	/s/ SUNGHWAN CHO Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner
By:	/s/ SUNGHWAN CHO Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner
By:	/s/ SUNGHWAN CHO Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.
By:	/s/ SUNGHWAN CHO Name: SungHwan Cho Title: Chief Financial Officer

BECKTON CORP.
By:	/s/ KEITH COZZA Name: Keith Cozza Title: Secretary and Treasurer

/s/ CARL C. ICAHN CARL C. ICAHN

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  Item 10. Financial Statements.
  Item 12. Exhibits.
SIGNATURES